ROPES & GRAY LLP 41st FLOOR, ONE EXCHANGE SQUARE 8 CONNAUGHT PLACE CENTRAL, HONG KONG TEL: +852-3664-6488 FAX: +852-3664-6588 WWW.ROPESGRAY.COM	ROPES & GRAY LLP 香港中環康樂廣場八號 交易廣場第一座四十一樓 電話 : +852-3664-6488 傳真 : +852-3664-6588 WWW.ROPESGRAY.COM

A U.S. and International Law Firm

March 12, 2012	Paul W. Boltz, Jr.
T +852 3664 6519
F +852 3664 6583
paul.boltz@ropesgray.com

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

Ms. Celeste M. Murphy, Legal Branch Chief

Mr. Jonathan Groff, Staff Attorney

Mr. David Orlic, Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China GrenTech Corporation Limited

Amendment No. 2 to Schedule 13E-3

Filed March 5, 2012

File No. 005-82439

Dear Mr. Spirgel, Ms. Murphy, Mr. Groff and Mr. Orlic:

On behalf of China GrenTech Corporation Limited, a company organized under the laws of the Cayman Islands (“GrenTech” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of March 9, 2012 with respect to Amendment No. 2 to the Schedule 13E-3, File No. 005-82439 (the “Amendment No. 2”), filed on March 5, 2012 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 3 to the Schedule 13E-3 (the “Amendment No. 3”) filed concurrently with the submission of this letter. In addition, certain changes are made to the section entitled “Summary Term Sheet—Financing of the Merger” on page 8 of the Amendment No. 3 and the section entitled “Special Factors—Financing” beginning on page 57 of the Amendment No. 3 solely for clarification purpose.

We represent the Company. To the extent any response relates to information concerning any of Mr. Yingjie Gao, Ms. Rong Yu, Ms. Yin Huang, Talenthome Management Limited, Xing Sheng Corporation Limited, Guoren Industrial Developments Limited, Heng Xing Yue Investments Limited, Well Sino Enterprises Limited, Leakey Investments Limited or William Blair & Company, L.L.C. (“William Blair”), such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment No. 3. In addition, a marked copy of the Schedule 13E-3 to show changes between the Amendment No. 3 and the Amendment No. 2 is being provided to the Staff via email.

*    *    *

Resident Partners: Paul W. Boltz JR. (US), Alison T. Bomberg (US), Geoffrey Chan (US), James S. DeGraw (US)

Marcia L. Ellis (US), Scott A. Jalowayski (US), Michael P. Nicklin (UK), Brian A. Schwarzwalder (US)

Securities and Exchange Commission	- 2 -	March 12, 2012

Schedule 13E-3

Exhibit (a)-(1) Proxy Statement of the Company

Reasons for the Merge and Recommendation of the Independent Committee and Our Board of Directors, page 31

1.	We note the removal of your statement regarding “the independent committee’s belief that it was unlikely that any transaction with a third party could be completed at this time given the express intention of Mr. Yingjie Gao, Ms. Rong Yu and Ms. Yin Huang not to sell or offer to sell their respective Shares to any third party, Mr. Yingjie Gao’s beneficial ownership of approximately 31.2% of the total outstanding Shares and Ms. Rong Yu’s and Ms. Yin Huang’s participation in the Buyer Group, which together, beneficially owns approximately 40.1% of the total outstanding Shares,” made in response to comment 12 from our letter dated March 2, 2012. Please replace this deletion, adding it, for clarification purposes to the list of factors the independent committee and board of directors considered as a potentially negative factor concerning the merger agreement and the merger, as indicated by your current bulleted factor on same. This comment also applies to the Buyer Group fairness factors.

The Amendment No. 2 has been revised to reflect the Staff’s comments. Please refer to pages 35, 40 and 41 of the Amendment No. 3.

2.	Further revise this list to indicate, if true, that while the members of the Buyer Group would have the power to vote for an alternative acquisition proposal upon the termination of the merger agreement, the likelihood of their choosing to do so is remote given their express intention not to sell their shares. Disclose that the ability to identify and pursue a superior proposal may not, therefore, represent a practical alternative, as evidenced by the Special Committee’s December 23, 2011 determination that there “was no true ‘market’ for an alternative sale of the Company” and a market-sounding exercise would be “futile.” Add similar mitigating language to each place where you note the ability to pursue an alternative transaction as an indication of fairness. In the alternative remove the disclosure. This comment also applies to the Buyer Group fairness factors.

The Amendment No. 2 has been revised to reflect the Staff’s comments. Please refer to pages 33, 34 and 40 of the Amendment No. 3.

3.	Further, in the background section, disclose how Mr. Gao, Ms. Yu and Ms. Huang communicated their express intention not to sell their shares to a third party, whether by written or oral communication, or other, and to whom the statement was made or written communication delivered, in what form. Expand your disclosure to state whether or not there was any follow-up by any individual or group of the independent committee and board of directors, the nature of same, and response, if any, from Mr. Gao, Ms. Yu and Ms. Huang, separately or together.

The Amendment No. 2 has been revised to reflect the Staff’s comments. Please refer to pages 23, 26 and 27 of the Amendment No. 3. The Company respectfully advises the Staff that, as disclosed on page 23 of the Amendment No. 3, Mr. Gao communicated his express intention not to sell his shares to a third party in the written proposal letter submitted to the board of directors at the meeting of the board of directors held on November 12, 2011.

Securities and Exchange Commission	- 3 -	March 12, 2012

Certain Financial Projections, page 43

Financial Projections, page 44

4.	Your response to comment 14 from our letter dated March 2, 2012 indicates that the financial projections were revised on December 8, 2011 and January 6, 2012 to further break out certain liabilities on your balance sheet. We note, however, that the financial projections presented in the proxy on page 44 relate to net income statement line items. Please revise to provide the complete set of projections or tell us how the projections on page 44 are complete.

The Company respectfully advises the Staff that the existing summary of the financial projections provided by the Company on page 44 of the Amendment No. 3 discloses the complete information that the Company believes would be material to a shareholder’s decision whether or not to vote in favor of the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger, without placing undue reliance on such financial projections due to the various factors and uncertainties inherent in such financial projections as disclosed on pages 42, 43 and 44 of the Amendment No. 3. The existing summary of the financial projections also discloses the complete material financial projection information that the independent committee, the board of directors and William Blair considered in their financial analysis of the merger. The Company believes that an exhaustive disclosure of the financial projections would ascribe undue importance to such financial projections and would not materially enhance the existing financial projection disclosure, particularly in light of the fact that the Company’s management does not, as a matter of course, make available to the public future financial projections and that these financial projections were disclosed only because they were provided in connection with the financial analysis of the merger by the independent director, the board of directors and William Blair.

Selected M&A Transactions Analysis, page 51

5.	We note your response to comment 17 from our letter dated March 2, 2012. Please further revise to clarify the statement “[n]o transactions that met this criteria were excluded.” Specifically, disclose the respective ranges of the “size of the business combinations” and “the percentage of stakes acquired” used to formulate the pool of companies deemed relevant.

The Amendment No. 2 has been revised to reflect the Staff’s comments. Please refer to page 50 of the Amendment No. 3.

*    *    *

Securities and Exchange Commission	- 4 -	March 12, 2012

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3664-6519.

Very truly yours,

/s/ Paul W. Boltz, Jr.

Paul W. Boltz, Jr.

cc:	Megan Tang Esq.
Cleary Gottlieb Steen & Hamilton LLP
c/o Cleary Gottlieb Steen & Hamilton (Hong Kong)
39th Floor, Bank of China Tower
1 Garden Road, Central, Hong Kong

Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004
People’s Republic of China

David Lamb
Conyers Dill & Pearman
2901, One Exchange Square
8 Connaught Place
Central, Hong Kong